Exhibit 99.1

Tims China Announces Fourth Quarter and Full Year 2023 Financial Results

Total Revenues Increased 29.8% Year-over-Year for the Fourth Quarter,

55.9% Year-over-Year Growth for the Full Year 2023

149 Net New Store Openings During the Fourth Quarter,

 912 System-Wide Stores at Year-End 2023

18.7 Million Registered Loyalty Members at Year-End,

Representing 66.3% Year-over-Year Growth

SHANGHAI and NEW YORK, April 18, 2024 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops and Popeyes restaurants in China (“Tims China” or the “Company”) today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

FOURTH QUARTER 2023 HIGHLIGHTS

●	Total revenues reached RMB391.2 million (USD55.1 million), representing a 29.8% increase from the same quarter of 2022.

●	Net new store openings totaled 149 (34 company owned and operated stores and 109 franchised stores for Tims, and 6 company owned and operated stores for Popeyes)

●	Adjusted store EBITDA[1] was RMB15.9 million (USD2.2 million), representing a 23.9% year-over-year growth.

●	Adjusted store EBITDA margin[2] was 4.6%, approximately unchanged from the same quarter in 2022.

FULL YEAR 2023 HIGHLIGHTS

●	Total revenues reached RMB1,575.8 million (USD221.9 million), representing a 55.9% increase from 2022.

●	Net new store openings totaled 295 (72 company owned and operated stores and 213 franchised stores for Tims, and 10 company owned and operated stores for Popeyes), resulting in 912 system-wide stores at year-end.

●	Registered loyalty club members totaled 18.7 million members as of December 31, 2023, representing a 66.3% increase from 2022.

[1]	Adjusted store EBITDA is calculated as fully burdened gross profit[3] of company owned and operated stores excluding depreciation & amortization and store pre-opening expenses.

[2]	Adjusted store EBITDA margin is calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

[3]	Fully burdened gross profit of company owned and operated stores, the most comparable GAAP measure to adjusted store EBITDA, was a loss of RMB36.2 million (USD5.1 million) for the three months ended December 31, 2023, compared to a loss of RMB46.4 million in the same quarter of 2022.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, commented, “In 2023 we made progress in a number of the core elements of our strategy. We delivered greater convenience to our guests by building density in existing cities and entering new cities. We expanded our community and our partnerships, growing our strategic franchising relationships with blue-chip partners like Sinopec’s Easy Joy. We continued to drive locally-relevant innovation, which has always been a strategic focus for us. And we delivered growth in a capital-efficient manner, rolling out stores with more rapid payback periods and accelerating our franchising activities.

With our systems and infrastructure solidly in place, our focus is now squarely on driving profitability, with a view to achieving corporate EBITDA break-even later this year. We just celebrated the significant milestones of our 5th anniversary in China and the 60th anniversary of the “Tim Hortons” brand. With those celebrations behind us, we redouble our focus on the future, and in particular driving rapid, profitable, and capital-efficient growth.”

Mr. Lu added, “Our Popeyes business has been demonstrating strong momentum since our record-breaking, grand opening of the first flagship store on August 19, 2023. Within 135 days, we successfully launched 10 Popeyes stores, achieving an average pace of one new store every 14 days – a true testament to the value of the infrastructure we built in Tims - as well as a positive adjusted store EBITDA in 2023, something our team is excited about and proud of.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “During the fourth quarter of 2023, we enhanced our operational efficiency across a number of dimensions. We pared back costs that proved to be redundant at the headquarter level, and we pruned our underperforming stores. These actions allowed us to deliver year-over-year reductions in rental and labor costs (as a percentage of revenues from company owned and operated stores) by 6.9 percentage points and 1.3 percentage points, respectively. Our marketing expenses and adjusted general and administrative expenses (as a percentage of total revenues) decreased by 2.1 percentage points and 5.8 percentage points year-over-year, respectively.”

Mr. Li continued, “Going forward, and with profitability being front and center of everything we do, we will continue to enhance our supply chain capabilities and efficiencies, roll out our differentiating made-to-order fresh food preparation model to drive traffic, and accelerate the expansion of our successful sub-franchising.”

FOURTH QUARTER 2023 FINANCIAL RESULTS

Total revenues reached RMB391.2 million (USD55.1 million) for the three months ended December 31, 2023, representing an increase of 29.8% from RMB301.5 million in the same quarter of 2022. Total revenues comprise:

●	Revenues from Company owned and operated store sales were RMB341.5 million (USD48.1 million) for the three months ended December 31, 2023, representing an increase of 25.3% from RMB272.5 million in the same quarter of 2022. The growth was primarily driven by an increase in the number of company owned and operated stores from 547 as of December 31, 2022 to 629 as of December 31, 2023, and same-store sales growth for company owned and operated stores of 2.5% in the fourth quarter of 2023.

●	Other revenues were RMB49.7 million (USD7.0 million) for the three months ended December 31, 2023, representing an increase of 71.4% from RMB29.0 million in the same quarter of 2022. The growth was primarily attributable to the rapid expansion of our e-commerce business and an increase in franchise fees and revenues from other franchise support activities, which was attributable to an increase in the number of franchised stores from 70 as of December 31, 2022 to 283 as of December 31, 2023.

Company owned and operated store costs and expenses were RMB366.5 million (USD51.6 million) for the three months ended December 31, 2023, representing an increase of 18.0% from RMB310.7 million in the same quarter of 2022. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB120.9 million (USD17.0 million), representing an increase of 35.2% from RMB89.5 million, in line with our revenue growth and store network expansion. Food and packaging costs as a percentage of revenues from company owned and operated stores increased by 2.6 percentage points from 32.8% in the fourth quarter of 2022 to 35.4% in the same quarter of 2023 driven by offering additional discounts and more promotional activities to attract more customers.

●	Rental and property management fee was RMB71.7 million (USD10.1 million), representing a decrease of 5.6% from RMB75.9 million, mainly due to the closure of certain underperforming stores during the fourth quarter 2023. As a result, rental and property management fee as a percentage of revenues from company owned and operated stores decreased by 6.9 percentage points from 27.9% in the fourth quarter of 2022 to 21.0% in the same quarter of 2023.

●	Payroll and employee benefits expenses were RMB79.1 million (USD11.1 million), representing an increase of 18.6% from RMB66.7 million. Payroll and employee benefits as a percentage of revenues from company owned and operated stores decreased by 1.3 percentage points from 24.5% in the fourth quarter of 2022 to 23.2% in the same quarter of 2023, primarily due to the continuous refinement of staffing arrangement and optimization of store managerial efficiencies.

●	Delivery costs were RMB30.8 million (USD4.3 million), representing an increase of 40.5% from RMB21.9 million, due to an increased proportion of home-delivery orders. Delivery costs as a percentage of revenues from company owned and operated stores increased by 1.0 percentage points to 9.0% in the fourth quarters of 2023 compared to 8.0% of the same quarter in 2022.

●	Other operating expenses were RMB28.3 million (USD4.0 million), representing an increase of 22.4% from RMB23.1 million, in line with our revenue growth and store network expansion. Other operating expenses as a percentage of revenues from company owned and operated stores decreased by 0.2 percentage points from 8.5% in the fourth quarter of 2022 to 8.3% in the same quarter of 2023.

●	Store depreciation and amortization expenses were RMB35.7 million (USD5.0 million), representing an increase of 6.5% from RMB33.5 million, driven by an increase in the number of company owned and operated stores from 547 as of December 31, 2022 to 629 as of December 31, 2023. Store depreciation and amortization as a percentage of revenues from company owned and operated stores decreased by 1.8 percentage points from 12.3% in the fourth quarter of 2022 to 10.5% in the same quarter of 2023.

Costs for other revenues were RMB50.9 million (USD7.2 million) for the three months ended December 31, 2023, representing an increase of 130.2% from RMB22.1 million in the same quarter of 2022, which was primarily driven by an increase in the number of franchised stores from 70 as of December 31, 2022 to 283 as of December 31, 2023 and the incurrence of higher cost of product sales related to our e-commerce business during the fourth quarter of 2023. Costs for other revenues as a percentage of other revenues increased by 26.2 percentage points from 76.3% in the fourth quarter of 2022 to 102.5% in the same quarter of 2023 due to higher discounts and more promotional activities offered to consumers of our e-commerce business.

Marketing expenses were RMB23.5 million (USD3.3 million) for the three months ended December 31, 2023, representing a decrease of 3.2% from RMB24.3 million in the same quarter of 2022, driven by cost optimization measures and higher brand influence. Accordingly, marketing expenses as a percentage of total revenues decreased by 2.1 percentage points from 8.1% in the fourth quarter of 2022 to 6.0% in the same quarter of 2023.

General and administrative expenses were RMB68.5 million (USD9.6 million) for the three months ended December 31, 2023, representing an increase of 3.0% from RMB66.5 million in the same quarter of 2022, which was primarily due to the impairment losses of rental deposits.

Adjusted general and administrative expenses, which excludes share-based compensation expenses of RMB6.4 million (USD0.9 million), professional fees related to warrant exchange and other financing programs of RMB0.7 million (USD0.1 million), and impairment losses of renal deposits of RMB12.5 million (USD1.8 million), were RMB49.0 million (USD6.9 million). Adjusted general and administrative expenses as a percentage of total revenues decreased by 5.8 percentage points from 18.3% in the fourth quarter of 2022 to 12.5% in the same quarter of 2023. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB16.1 million (USD2.3 million) for the three months ended December 31, 2023, representing an increase of 56.8% from RMB10.3 million in the same quarter of 2022, which was in line with our top-line growth and was primarily driven by the increase in the number of our system-wide stores from 617 as of December 31, 2022 to 912 as of December 31, 2023. Franchise and royalty expenses as a percentage of total revenues increased by 0.7 percentage points, from 3.4% in the fourth quarter of 2022 to 4.1% in the same quarter of 2023.

Impairment losses of long-lived assets were RMB89.6 million (USD12.6 million) for the three months ended December 31, 2023, compared to RMB1.8 million in the same quarter of 2022, which was primarily because we closed and planned to close more underperforming company owned and operated stores during the fourth quarter of 2023.

As a result of the foregoing, operating loss was RMB232.2 million (USD32.7 million) for the three months ended December 31, 2023, compared to RMB131.4 million in the same quarter of 2022.

Adjusted Corporate EBITDA was a loss of RMB52.5 million (USD7.4 million) for the three months ended December 31, 2023, compared to a loss of RMB54.7 million in the same quarter of 2022. Adjusted Corporate EBITDA margin was negative 13.4% in the fourth quarter of 2023, representing an improvement of 4.7 percentage points from negative 18.1% in the same quarter of 2022.

Net loss was RMB311.2 million (USD43.8 million) for the three months ended December 31, 2023, compared to RMB222.9 million for the same quarter of 2022. Adjusted net loss was RMB117.8 million (USD16.6 million) for the three months ended December 31, 2023, compared to RMB100.8 million for the same quarter of 2022. Adjusted net loss margin was negative 30.1% in the fourth quarter of 2023, representing an improvement of 3.3 percentage points from negative 33.4% in the same quarter of 2022.

Basic and diluted net loss per ordinary share was RMB1.94 (USD0.27) in the fourth quarter of 2023, compared to RMB1.61 in the same quarter of 2022. Adjusted basic and diluted net loss per ordinary share was RMB0.74 (USD0.10) in the fourth quarter of 2023, compared to RMB0.73 in the same quarter of 2022.

Liquidity

As of December 31, 2023, the Company’s total cash and cash equivalents. time deposit, and short-term investment were RMB220.8 million (USD31.1 million), compared to RMB611.5 million as of December 31, 2022. The change was primarily attributable to the settlements with investors who entered into an Equity Support Agreement dated March 8, 2022, as amended (the “ESA”) with us, and cash disbursements as a result of the rapid expansion of our business and store network nationwide, offset by an increase in bank borrowings.

KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2022	2022	2022	2022	2023	2023	2023	2023

Total stores	424	440	486	617	648	700	763	912
Company owned and operated stores	403	419	454	547	551	571	589	629
Franchised stores	21	21	32	70	97	129	174	283
Same-store sales growth for system-wide stores	4.4%	-6.1%	8.1%	-8.0%	7.5%	19.9%	0.1%	2.6%
Same-store sales growth for company owned and operated stores	5.5%	-5.3%	7.5%	-7.1%	8.0%	20.4%	-0.4%	2.5%
Registered loyalty club members (in thousands)	6,907	7,532	8,862	11,250	12,386	14,721	16,898	18,714
Adjusted store EBITDA (Renminbi in thousands)	(25,011)	(43,787)	15,325	12,796	6,002	18,244	29,310	15,859
Adjusted store EBITDA margin	-11.9%	-26.6%	5.3%	4.7%	1.9%	5.0%	7.5%	4.6%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

●	Adjusted store EBITDA. Calculated as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses.

●	Adjusted store EBITDA margin. Calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”), and professional fees related to warrant exchange and other financing programs.

●	Adjusted corporate EBITDA. Calculated as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets and loss on disposal of property and equipment.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

RECENT BUSINESS DEVELOPMENTS

On March 31, 2024, Tims China’s registered loyalty club membership exceeded 20 million, serving both as a pivotal catalyst for growth and a testament to the customers’ support and embrace of Tims China’s program.

On March 7, 2024 and March 20, 2024, Tims China executed junior promissory notes (as borrower) with Pangaea Three Acquisition Holdings IV, Limited, a Cayman Islands limited liability company and our existing shareholder (as lender), with principal of US$5.0 million and US$15.0 million, respectively. The junior promissory notes bear an interest rate equal to the latest one-month term Secured Overnight Financing Rate (SOFR) reference rate as published by the CME Group Benchmark Administration plus 8.0%.

On February 26, 2024, Tims China celebrated the significant milestones of its 5th anniversary in China and the 60th anniversary of the “Tim Hortons” brand. To commemorate both remarkable milestones and double celebrations, Tims China launched its limited-edition "Double Anniversary" latte series, including "Double Pistachio Latte," "Double Hazelnut Latte”, "Double Matcha Latte," and "Double Latte." Also making a comeback are three classic donut varieties.

On January 16, 2024, Tims China announced the opening of the first seven Tims China stores in Shanghai Metro stations. The partnership is expected to expand into a network of Tims coffee shops along “Line 14” stations. The Tims coffee shops are thoughtfully positioned within the metro stations, offering commuters a convenient way to grab a coffee on the go. As Shanghai has one of the world’s largest metro systems, transporting approximately 13 million passengers across the city every day, we anticipate that this partnership will provide great visibility to the Tims China brand and connect us with a larger, diverse customer base.

On January 9, 2024, Tims China announced the grand opening of its 10th Popeyes restaurant in Shanghai, making another milestone. Looking towards the future, Popeyes is poised for extensive growth across China, as we embark on an expansion plan to open 500 more stores in the next five years and 1,700 stores over the next decade.

On December 21, 2023, Tims China announced a partnership with DiDi Chuxing (“DiDi”), one of China’s largest ride-hailing platforms. This new partnership focuses on cross-brand and cross-channel marketing, leveraging DiDi’s large customer base to bolster awareness of the Tims China brand. Following a campaign between November 27 and December 10, 2023, Tims China acquired around 20,000 new loyalty club members, generated approximately RMB1.7 million in incremental sales, and garnered over 11 million views on Xiaohongshu. The partnership extends the customer base of both brands and furthers Tims China’s strategic focus on the important market segment of commuting professionals.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted store EBITDA as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses; (ii) adjusted store EBITDA margin as adjusted store EBITDA as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, and expenses related to the Option Shares, and professional fees related to warrant exchange and other financing programs; (iv) adjusted corporate EBITDA as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, and loss on disposal of property and equipment; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors' overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures To The Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to USD1.00, the exchange rate in effect on December 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Thursday, April 18, 2024, at 8:00 am Eastern Time (on Thursday, April 18, 2024, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may receive the dial-in information and a unique PIN or select “Call Me” to join the call by registering through below weblink:

https://register.vevent.com/register/BI7b93c23032644d7f93cf3d7cfc1f8b1e

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/mczqcdrs

A live and archived webcast of the conference call will also be available at the Company’s Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau and Popeyes restaurants in mainland China and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina,com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timchina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2022	December 31, 2023 (Unaudited)
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	239,077	203,587	28,675
Time deposits	-	17,165	2,417
Short-term investments	372,376	-	-
Accounts receivable, net	5,617	27,562	3,882
Inventories	71,468	50,719	7,144
Prepaid expenses and other current assets	108,275	159,587	22,477
Total current assets	796,813	458,620	64,595

Non-current assets:
Property and equipment, net	720,036	691,876	97,449
Intangible assets, net	96,018	147,448	20,768
Operating lease right-of-use assets	946,873	849,079	119,590
Other non-current assets	82,270	68,416	9,636
Total non-current assets	1,845,197	1,756,819	247,443
Total assets	2,642,010	2,215,439	312,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings, current	407,807	538,233	75,808
Accounts payable	105,673	224,849	31,669
Contract liabilities	22,122	40,715	5,735
Amount due to related parties	22,485	53,004	7,465
Derivative financial liabilities	269,251	-	-
Operating lease liabilities	180,468	200,878	28,293
Other current liabilities	310,456	338,154	47,629
Total current liabilities	1,318,262	1,395,833	196,599

Non-current liabilities:
Bank borrowings, non-current	8,800	5,266	742
Convertible notes, at fair value	354,080	420,712	59,256
Contract liabilities	3,311	5,272	742
Amount due to related parties	-	94,200	13,268
Derivative financial liabilities - non-current	19,083	-	-
Operating lease liabilities	820,249	707,689	99,676
Other non-current liabilities	7,921	8,896	1,253
Total non-current liabilities	1,213,444	1,242,035	174,937
Total liabilities	2,531,706	2,637,868	371,536

Shareholders’ equity:
Ordinary shares (US$0.00000939586994067732 par value, 500,000,000 shares authorized, 166,217,906 shares and 158,248,149 shares issued and outstanding as of December 31, 2023, respectively, 149,181,538 shares and 140,938,555 shares issued and outstanding as of December 31, 2022, respectively)	9	10	1
Additional paid-in capital	1,472,015	1,807,715	254,611
Accumulated losses	(1,380,173)	(2,256,424)	(317,811)
Accumulated other comprehensive income	16,999	21,492	3,028
Treasury shares (7,969,757 wand 8,242,983 ordinary shares as of December 31, 2023 and 2022, respectively)	-	-	-
Total (deficit) equity attributable to shareholders of the Company	108,850	(427,207)	(60,171)
Non-controlling interests	1,454	4,778	673
Total shareholders’ equity(deficit)	110,304	(422,429)	(59,498)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ equity (deficit)	2,642,010	2,215,439	312,038

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Company owned and operated stores	272,509	341,526	48,103	938,097	1,405,402	197,947
Other revenues (including other revenues from transactions with a related party of nil, nil and RMB428,148 for the years ended December 31, 2023, 2022 and 2021, respectively)	28,972	49,667	6,995	72,967	170,378	23,997
Total revenues	301,481	391,193	55,098	1,011,064	1,575,780	221,944

Costs and expenses, net:
Company owned and operated stores
Food and packaging (including cost of Company owned and operated stores from transactions with a related party of RMB72,109,353, RMB36,862,860 and RMB19,521,561 for the years ended December 31, 2023, 2022 and 2021, respectively)	89,480	120,933	17,033	314,550	493,198	69,465
Rental and property management fee	75,939	71,651	10,092	236,838	295,757	41,657
Payroll and employee benefits	66,699	79,126	11,145	268,857	310,719	43,764
Delivery costs	21,917	30,801	4,337	73,616	116,960	16,473
Other operating expenses (including service fee from transactions with a related party of RMB998,515, RMB550,000, and nil for the years ended December 31, 2023, 2022 and 2021, respectively)	23,106	28,292	3,985	107,770	121,417	17,101
Store depreciation and amortization	33,544	35,711	5,030	118,659	139,612	19,664
Company owned and operated store costs and expenses	310,685	366,514	51,622	1,120,290	1,477,663	208,124

Costs of other revenues	22,109	50,886	7,167	48,555	149,692	21,084
Marketing expenses	24,302	23,525	3,313	81,017	102,185	14,392
General and administrative expenses (including general and administrative expenses from transactions with a related party of nil, RMB1,845,960 and nil for the years ended December 31, 2023, 2022 and 2021, respectively)	66,460	68,483	9,646	289,544	343,623	48,399
Franchise and royalty expenses (including franchise and royalty expenses from transactions with related parties of RMB52,186,184, RMB31,882,569 and RMB15,576,324 for the years ended December 31, 2023, 2022 and 2021, respectively)	10,294	16,139	2,273	35,595	58,949	8,303
Other operating costs and expenses	2,395	8,968	1,263	8,340	28,872	4,067
Loss on disposal of property and equipment	-	2,624	370	8,835	16,404	2,310
Impairment losses of long-lived assets	1,750	89,635	12,625	7,223	111,427	15,694
Other income	5,153	3,420	482	7,152	11,852	1,669
Total costs and expenses, net	432,842	623,354	87,797	1,592,247	2,276,963	320,704

Operating loss	(131,361)	(232,161)	(32,699)	(581,183)	(701,183)	(98,760)

Interest income	1,727	3,206	452	2,703	14,250	2,007
Interest expenses	(4,524)	(6,663)	(938)	(14,804)	(20,426)	(2,877)
Foreign currency transaction loss	(5,142)	(16,157)	(2,276)	(6,275)	(16,771)	(2,361)
Changes in fair value of Deferred Contingent consideration	-	(32,437)	(4,569)	-	(26,106)	(3,677)
Changes in fair value of convertible notes	(2,867)	(26,909)	(3,790)	(4,494)	(58,281)	(8,209)
Changes in fair value of warrant liabilities	35,954	-	-	45,903	(83,966)	(11,826)
Changes in fair value of ESA derivative liabilities	(116,666)	60	8	(186,598)	19,654	2,768

Loss before income taxes	(222,879)	(311,061)	(43,812)	(744,748)	(872,829)	(122,935)
Income tax expenses	-	(97)	(14)	-	(97)	(14)
Net loss	(222,879)	(311,158)	(43,826)	(744,748)	(872,926)	(122,949)

Less: Net (income) loss attributable to non-controlling interests	988	925	130	(2,103)	3,324	468
Net Loss attributable to shareholders of the Company	(223,867)	(312,083)	(43,956)	(742,645)	(876,250)	(123,417)
Basic and diluted loss per Ordinary Share	(1.61)	(1.94)	(0.27)	(5.80)	(5.68)	(0.80)

Net loss	(222,879)	(311,158)	(43,826)	(744,748)	(872,926)	(122,949)

Other comprehensive income (loss)
Unrealized gain on short-term investment, net of nil income taxes	2,134	-	301	2,134	3,585	505
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	505	7,731	1,089	(1,520)	(2,117)	(298)
Amounts reclassified from accumulated other comprehensive income	-	-	-	-	(5,719)	(806)
Foreign currency translation adjustment, net of nil income taxes	5,272	13,098	1,844	(19,357)	8,742	930

Total comprehensive loss	(214,968)	(290,329)	(40,592)	(763,491)	(868,435)	(122,618)

Less: Comprehensive loss (income) attributable to non-controlling interests	988	925	130	(2,103)	3,324	468
Comprehensive loss attributable to shareholders of the Company	(215,956)	(291,254)	(40,722)	(761,388)	(871,759)	(123,086)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(96,102)	(80,565)	(11,347)	(286,928)	(196,130)	(27,624)
Net cash provided by/(used in) investing activities	(93,737)	(67,939)	(9,569)	(705,172)	59,999	8,451
Net cash provided by financing activities	37,081	(119,602)	(16,846)	827,160	80,833	11,385
Effect of foreign currency exchange rate changes on cash	9,387	9,938	1,400	13,180	19,808	2,789
Net increase/(decrease) in cash	(143,371)	(258,168)	(36,362)	(151,760)	(35,490)	(4,999)
Cash at beginning of the period	382,448	461,755	65,037	390,837	239,077	33,673
Cash at end of the period	239,077	203,587	28,675	239,077	203,587	28,675

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Adjusted store EBITDA and adjusted store EBITDA margin

	For the three months ended December 31, 2023				For the year ended December 31, 2023
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Revenues - company owned and operated stores	328,242	13,284	341,526	48,103	1,389,641	15,761	1,405,402	197,947
Food and packaging costs - company owned and operated stores	(115,340)	(5,593)	(120,933)	(17,033)	(486,359)	(6,839)	(493,198)	(69,465)
Rental expenses - company owned and operated stores	(67,712)	(3,939)	(71,651)	(10,092)	(289,556)	(6,201)	(295,757)	(41,657)
Payroll and employee benefits - company owned and operated stores	(74,868)	(4,258)	(79,126)	(11,145)	(304,545)	(6,174)	(310,719)	(43,764)
Delivery costs - company owned and operated stores	(30,291)	(510)	(30,801)	(4,337)	(116,449)	(511)	(116,960)	(16,473)
Other operating expenses - company owned and operated stores	(26,400)	(1,892)	(28,292)	(3,985)	(118,634)	(2,783)	(121,417)	(17,101)
Store depreciation and amortization	(34,953)	(758)	(35,711)	(5,030)	(138,735)	(877)	(139,612)	(19,664)
Franchise and royalty expenses - company owned and operated stores	(10,768)	(412)	(11,180)	(1,575)	(44,730)	(489)	(45,219)	(6,369)
Fully-burdened gross loss - company owned and operated stores	(32,090)	(4,078)	(36,168)	(5,094)	(109,367)	(8,113)	(117,480)	(16,546)
Store depreciation and amortization	34,953	758	35,711	5,030	138,735	877	139,612	19,664
Store pre-opening expenses	12,851	3,465	16,316	2,298	39,602	7,681	47,283	6,660
Adjusted Store EBITDA	15,714	145	15,859	2,234	68,970	445	69,415	9,778
Adjusted Store EBITDA Margin	4.8%	1.1%	4.6%	4.6%	5.0%	2.8%	4.9%	4.9%

	For the three months ended December 31, 2022				For the year ended December 31, 2022
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Revenues - company owned and operated stores	272,509	-	272,509	39,510	938,097	-	938,097	136,011
Food and packaging costs - company owned and operated stores	(89,480)	-	(89,480)	(12,973)	(314,550)	-	(314,550)	(45,606)
Rental expenses - company owned and operated stores	(75,939)	-	(75,939)	(11,010)	(236,838)	-	(236,838)	(34,338)
Payroll and employee benefits - company owned and operated stores	(66,699)	-	(66,699)	(9,670)	(268,857)	-	(268,857)	(38,981)
Delivery costs - company owned and operated stores	(21,917)	-	(21,917)	(3,178)	(73,616)	-	(73,616)	(10,673)
Other operating expenses - company owned and operated stores	(23,106)	-	(23,106)	(3,350)	(107,770)	-	(107,770)	(15,625)
Store depreciation and amortization	(33,544)	-	(33,544)	(4,863)	(118,659)	-	(118,659)	(17,204)
Franchise and royalty expenses - company owned and operated stores	(8,174)	-	(8,174)	(1,185)	(29,404)	-	(29,404)	(4,263)
Fully-burdened gross loss - company owned and operated stores	(46,350)	-	(46,350)	(6,719)	(211,597)	-	(211,597)	(30,679)
Store depreciation and amortization	33,544	-	33,544	4,863	118,659	-	118,659	17,204
Store pre-opening expenses	25,602	-	25,602	3,712	52,262	-	52,262	7,577
Adjusted Store EBITDA	12,796	-	12,796	1,856	(40,676)	-	(40,676)	(5,898)
Adjusted Store EBITDA Margin	4.7%		4.7%	4.7%	-4.3%		-4.3%	-4.3%

B. Adjusted general and administrative expenses

	For the three months ended December 31, 2023				For the year ended December 31, 2023
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
General and administrative expenses	(61,662)	(6,821)	(68,483)	(9,646)	(325,259)	(18,364)	(343,623)	(48,399)
Adjusted for:
Share-based compensation expenses	6,351	-	6,351	895	68,078	-	68,078	9,589
Professional fees related to warrant exchange and other financing programs	678	-	678	95	28,519	-	28,519	4,017
Impairment losses of rental deposits	12,471	-	12,471	1,757	12,471	-	12,471	1,757
Adjusted General and administrative expenses	(42,162)	(6,821)	(48,983)	(6,899)	(216,191)	(18,364)	(234,555)	(33,036)
Adjusted General and administrative expenses as a % of total revenue	11.2%	51.3%	12.5%	12.5%	13.9%	116.4%	14.9%	14.9%

	For the three months ended December 31, 2022				For the year ended December 31, 2022
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
General and administrative expenses	(66,460)	-	(66,460)	(9,636)	(289,544)	-	(289,544)	(41,979)
Adjusted for:
Share-based compensation expenses	11,145	-	11,145	1,616	44,421	-	44,421	6,440
Commission fee for Cantor shares	-	-	-	-	21,521	-	21,521	3,120
Option granted by controlling shareholder to CB holder	-	-	-	-	1,778	-	1,778	258
Offering costs for ESA transactions	-	-	-	-	4,622	-	4,622	670
Adjusted General and administrative expenses	(55,315)	-	(55,315)	(8,020)	(217,202)	-	(217,202)	(31,491)
Adjusted General and administrative expenses as a % of total revenue	18.3%		18.3%	18.3%	21.5%		21.5%	21.5%

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended December 31, 2023				For the year ended December 31, 2023
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Operating loss	(218,401)	(13,760)	(232,161)	(32,699)	(667,925)	(33,258)	(701,183)	(98,760)
Adjusted for:
Store pre-opening expenses	12,851	3,465	16,316	2,298	39,602	7,681	47,283	6,660
Depreciation and amortization	43,959	1,654	45,613	6,424	163,155	2,750	165,905	23,367
Share-based compensation expenses	6,351	-	6,351	895	68,078	-	68,078	9,589
Impairment losses of rental deposits	12,471	-	12,471	1,757	12,471	-	12,471	1,757
One-off expense of store closure	6,009	-	6,009	846	6,009	-	6,009	846
Professional fees related to warrant exchange and other financing programs	678	-	678	95	28,519	-	28,519	4,017
Impairment losses of long-lived assets	89,635	-	89,635	12,625	111,427	-	111,427	15,694
Loss on disposal of property and equipment	2,624	-	2,624	370	16,404	-	16,404	2,310
Adjusted Corporate EBITDA	(43,823)	(8,641)	(52,464)	(7,389)	(222,260)	(22,827)	(245,087)	(34,520)
Adjusted Corporate EBITDA Margin	-11.6%	-65.0%	-13.4%	-13.4%	-14.2%	-144.7%	-15.6%	-15.6%

	For the three months ended December 31, 2022				For the year ended December 31, 2022
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Operating loss	(131,361)	-	(131,361)	(19,044)	(581,183)	-	(581,183)	(84,263)
Adjusted for:
Store pre-opening expenses	25,602	-	25,602	3,712	52,262	-	52,262	7,577
Depreciation and amortization	38,170	-	38,170	5,534	133,403	-	133,403	19,342
Share-based compensation expenses	11,145	-	11,145	1,616	44,421	-	44,421	6,440
Commission fee for Cantor shares	-	-	-	-	21,521	-	21,521	3,120
Option granted by controlling shareholder to CB holder	-	-	-	-	1,778	-	1,778	258
Offering costs for ESA transactions	-	-	-	-	4,622	-	4,622	670
Impairment losses of long-lived assets	1,750	-	1,750	254	7,223	-	7,223	1,047
Loss on disposal of property and equipment	-	-	-	-	8,835	-	8,835	1,281
Adjusted Corporate EBITDA	(54,694)	-	(54,694)	(7,928)	(307,118)	-	(307,118)	(44,528)
Adjusted Corporate EBITDA Margin	-18.1%		-18.1%	-18.1%	-30.4%		-30.4%	-30.4%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended December 31, 2023				For the year ended December 31, 2023
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Net loss	(297,401)	(13,757)	(311,158)	(43,826)	(839,730)	(33,196)	(872,926)	(122,949)
Adjusted for:
Store pre-opening expenses	12,851	3,465	16,316	2,298	39,602	7,681	47,283	6,660
Share-based compensation expenses	6,351	-	6,351	895	68,078	-	68,078	9,589
Professional fees related to warrant exchange and other financing programs	678	-	678	95	28,519	-	28,519	4,017
Impairment losses of long-lived assets	89,635	-	89,635	12,625	111,427	-	111,427	15,694
Impairment losses of rental deposits	12,471	-	12,471	1,757	12,471	-	12,471	1,757
One-off expense of store closure	6,009	-	6,009	846	6,009	-	6,009	846
Loss on disposal of property and equipment	2,624	-	2,624	370	16,404	-	16,404	2,310
Changes in fair value of Deferred Contingent consideration	32,437	-	32,437	4,569	26,106	-	26,106	3,677
Changes in fair value of convertible notes	26,909	-	26,909	3,790	58,281	-	58,281	8,209
Changes in fair value of warrant liabilities	-	-	-	-	83,966	-	83,966	11,826
Changes in fair value of ESA derivative liabilities	(60)	-	(60)	(8)	(19,654)	-	(19,654)	(2,768)
Adjusted Net loss	(107,496)	(10,292)	(117,788)	(16,589)	(408,521)	(25,515)	(434,036)	(61,132)
Adjusted Net loss Margin	-28.4%	-77.4%	-30.1%	-30.1%	-26.2%	-161.8%	-27.5%	-27.5%

	For the three months ended December 31, 2022				For the year ended December 31, 2022
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Net loss	(222,879)	-	(222,879)	(32,314)	(744,748)	-	(744,748)	(107,978)
Adjusted for:
Store pre-opening expenses	25,602	-	25,602	3,712	52,262	-	52,262	7,577
Share-based compensation expenses	11,145	-	11,145	1,616	44,421	-	44,421	6,440
Commission fee for Cantor shares	-	-	-	-	21,521	-	21,521	3,120
Option granted by controlling shareholder to CB holder	-	-	-	-	1,778	-	1,778	258
Offering costs for ESA transactions	-	-	-	-	4,622	-	4,622	670
Impairment losses of long-lived assets	1,750	-	1,750	254	7,223	-	7,223	1,047
Loss on disposal of property and equipment	-	-	-	-	8,835	-	8,835	1,281
Changes in fair value of convertible notes	2,867	-	2,867	416	4,494	-	4,494	652
Changes in fair value of warrant liabilities	(35,954)	-	(35,954)	(5,213)	(45,903)	-	(45,903)	(6,655)
Changes in fair value of ESA derivative liabilities	116,666	-	116,666	16,915	186,598	-	186,598	27,054
Adjusted Net loss	(100,803)	-	(100,803)	(14,614)	(458,897)	-	(458,897)	(66,534)
Adjusted Net loss Margin	-33.4%		-33.4%	-33.4%	-45.4%		-45.4%	-45.4%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended December 31, 2023				For the year ended December 31, 2023
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Net Loss attributable to shareholders of the Company	(298,326)	(13,757)	(312,083)	(43,956)	(843,054)	(33,196)	(876,250)	(123,417)
Adjusted for:
Store pre-opening expenses	12,851	3,465	16,316	2,298	39,602	7,681	47,283	6,660
Share-based compensation expenses	6,351	-	6,351	895	68,078	-	68,078	9,589
Professional fees related to warrant exchange and other financing programs	678	-	678	95	28,519	-	28,519	4,017
Impairment losses of long-lived assets	89,635	-	89,635	12,625	111,427	-	111,427	15,694
Impairment losses of rental deposits	12,471	-	12,471	1,757	12,471	-	12,471	1,757
One-off expense of store closure	6,009	-	6,009	846	6,009	-	6,009	846
Loss on disposal of property and equipment	2,624	-	2,624	370	16,404	-	16,404	2,310
Changes in fair value of Deferred Contingent consideration	32,437	-	32,437	4,569	26,106	-	26,106	3,677
Changes in fair value of convertible notes	26,909	-	26,909	3,790	58,281	-	58,281	8,209
Changes in fair value of warrant liabilities	-	-	-	-	83,966	-	83,966	11,826
Changes in fair value of ESA derivative liabilities	(60)	-	(60)	(8)	(19,654)	-	(19,654)	(2,768)
Adjusted Net loss attributable to shareholders of the Company	(108,421)	(10,292)	(118,713)	(16,719)	(411,845)	(25,515)	(437,360)	(61,600)
Weighted average shares outstanding used in calculating basic and diluted loss per share	160,620,820	160,620,820	160,620,820	160,620,820	154,241,700	154,241,700	154,241,700	154,241,700
Adjusted basic and diluted net loss per Ordinary Share	(0.68)	(0.06)	(0.74)	(0.10)	(2.67)	(0.17)	(2.84)	(0.40)

	For the three months ended December 31, 2022				For the year ended December 31, 2022
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Net Loss attributable to shareholders of the Company	(223,867)	-	(223,867)	(32,457)	(742,645)	-	(742,645)	(107,673)
Adjusted for:
Store pre-opening expenses	25,602	-	25,602	3,712	52,262	-	52,262	7,577
Share-based compensation expenses	11,145	-	11,145	1,616	44,421	-	44,421	6,440
Commission fee for Cantor shares	-	-	-	-	21,521	-	21,521	3,120
Option granted by controlling shareholder to CB holder	-	-	-	-	1,778	-	1,778	258
Offering costs for ESA transactions	-	-	-	-	4,622	-	4,622	670
Impairment losses of long-lived assets	1,750	-	1,750	254	7,223	-	7,223	1,047
Loss on disposal of property and equipment	-	-	-	-	8,835	-	8,835	1,281
Changes in fair value of convertible notes	2,867	-	2,867	416	4,494	-	4,494	652
Changes in fair value of warrant liabilities	(35,954)	-	(35,954)	(5,213)	(45,903)	-	(45,903)	(6,655)
Changes in fair value of ESA derivative liabilities	116,666	-	116,666	16,915	186,598	-	186,598	27,054
Adjusted Net loss attributable to shareholders of the Company	(101,791)	-	(101,791)	(14,757)	(456,794)	-	(456,794)	(66,229)
Weighted average shares outstanding used in calculating basic and diluted loss per share	139,179,231	-	139,179,231	139,179,231	128,096,505	-	128,096,505	128,096,505
Adjusted basic and diluted net loss per Ordinary Share	(0.73)	-	(0.73)	(0.11)	(3.57)	-	(3.57)	(0.52)